03000357

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

<u>Structured Asset Mortgage Investments Inc.</u>	<u>0000882253</u>
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
<u>Form 8-K, December 30, 2002, Series 2002-2</u>	~~[illegible]~~ 333-56240

____

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL PROCESSING SECTION
RECEIVED
JAN - 2 2003
WASH. D.C.
183

PROCESSED
JAN 07 2003
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENT INC.

By: ________________________
Name: Baron Silverstein
Title: Vice President

Dated: December 30, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BALTA-0202

BALTA-0202 Class A1 (A1) AAA-CONF <P>

Orig Bal 317,347,800 Fac 1.00000 Coup 1.880 Mat / / Wac- 0.000(0.000) WAM- / (-22836)/ 0

1.0000 x 1-mo LIBOR + 0.5000 Cap 11.0000 @ 10.5000 Floor 0.5000 @ 0.0000

DIRECTED CASHFLOW FROM GROUP-G01

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Dec-2002 **Curve Type:** Treas Act **Curve Date:** 27-Dec-2002 Tranche: A1 (A1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.3800%	1.3800%	1.3800%	1M_LIB
	1.4600%	1.4600%	1.4600%	1YR_TRES
	2.0000%	2.0000%	2.0000%	3YR_TRES
	1.4000%	1.4000%	1.4000%	6M_LIB
	1.0000%	1.0000%	1.0000%	CAPS
	0.0000%	0.0000%	0.0000%	DELINQUENCY
	0.0000%	0.0000%	0.0000%	SWAP
	5.06	3.06	2.08	Avg. Life
	01/03	01/03*	01/03*	1st Prin
	03/27	04/19*	05/14*	Last Prin
99.625000	2.01	2.06	2.12	Yield
	4.58	2.86	1.97	Duration
99.750000	1.98	2.02	2.06	Yield
	4.59	2.86	1.98	Duration
99.875000	1.96	1.98	2.00	Yield
	4.60	2.87	1.98	Duration
100.000000	1.93	1.93	1.93	Yield
	4.60	2.87	1.98	Duration
100.125000	1.90	1.89	1.87	Yield
	4.61	2.88	1.98	Duration
100.250000	1.87	1.84	1.81	Yield
	4.61	2.88	1.99	Duration
100.375000	1.85	1.80	1.74	Yield
	4.62	2.88	1.99	Duration

BALTA-0202

BALTA-0202 Class M1 (M1) AAA MEZZ <P>

Orig Bal 8,426,600 Fac 1.00000 Coup 2.080 Mat / / Wac- 0.000(0.000) WAM- / (-22836)/ 0

1.0000 x 1-mo LIBOR + 0.7000 Cap 11.0000 @ 10.3000 Floor 0.7000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Dec-2002 **Curve Type:** Treas Act **Curve Date:** 27-Dec-2002 Tranche: M1 (M1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.3800%	1.3800%	1.3800%	1M_LIB
	1.4600%	1.4600%	1.4600%	1YR_TRES
	2.0000%	2.0000%	2.0000%	3YR_TRES
	1.4000%	1.4000%	1.4000%	6M_LIB
	1.0000%	1.0000%	1.0000%	CAPS
	0.0000%	0.0000%	0.0000%	DELINQUENCY
	0.0000%	0.0000%	0.0000%	SWAP
	9.05	5.61	4.28	Avg. Life
	11/06	01/06	02/06	1st Prin
	05/27	06/19	07/14	Last Prin
99.625000	2.19	2.23	2.24	Yield
	7.98	5.16	4.02	Duration
99.750000	2.18	2.20	2.21	Yield
	7.98	5.16	4.02	Duration
99.875000	2.16	2.18	2.18	Yield
	7.99	5.17	4.02	Duration
100.000000	2.15	2.15	2.15	Yield
	7.99	5.17	4.02	Duration
100.125000	2.13	2.13	2.12	Yield
	8.00	5.17	4.03	Duration
100.250000	2.12	2.10	2.09	Yield
	8.00	5.17	4.03	Duration
100.375000	2.10	2.08	2.06	Yield
	8.00	5.18	4.03	Duration

BALTA-0202

BALTA-0202 Class M2 (M2) AA <P>

Orig Bal 7,415,500 Fac 1.00000 Coup 2.380 Mat / / Wac- 0.000(0.000) WAM- / (-22836)/ 0

1.0000 x 1-mo LIBOR + 1.0000 Cap 11.0000 @ 10.0000 Floor 1.0000 @ 0.0000

Price/Yield View Fact Thru 09/9999; Hist Coupons; Clctn Rt 0%

Settle Date: 30-Dec-2002 **Curve Type:** Treas Act **Curve Date:** 27-Dec-2002 Tranche: M2 (M2)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	1.3800%	1.3800%	1.3800%	1M_LIB
	1.4600%	1.4600%	1.4600%	1YR_TRES
	2.0000%	2.0000%	2.0000%	3YR_TRES
	1.4000%	1.4000%	1.4000%	6M_LIB
	1.0000%	1.0000%	1.0000%	CAPS
	0.0000%	0.0000%	0.0000%	DELINQUENCY
	0.0000%	0.0000%	0.0000%	SWAP
	9.05	5.61	4.22	Avg. Life
	11/06	01/06	01/06	1st Prin
	06/27	08/19	08/14	Last Prin
99.625000	2.51	2.55	2.57	Yield
	7.85	5.10	3.93	Duration
99.750000	2.50	2.52	2.54	Yield
	7.85	5.10	3.93	Duration
99.875000	2.48	2.50	2.51	Yield
	7.86	5.10	3.93	Duration
100.000000	2.46	2.47	2.47	Yield
	7.86	5.10	3.93	Duration
100.125000	2.45	2.45	2.44	Yield
	7.86	5.11	3.94	Duration
100.250000	2.43	2.42	2.41	Yield
	7.87	5.11	3.94	Duration
100.375000	2.42	2.40	2.38	Yield
	7.87	5.11	3.94	Duration

New Issue Computational Materials

$349,227,470 (approximate)

Bear Stearns ALT-A Trust
Mortgage Pass-Through Certificates,
Series 2002-2

Structured Asset Mortgage Investments Inc.
Depositor

Wells Fargo Bank Minnesota, National Association
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

November 27, 2002

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c)

Class	Size	Percent Of Pool Balance	Coupon Type	WAL To Call (yrs.)	Principal Lockout/Window (mos.)	Expected Final Dist. Date	Final Scheduled Dist. Date	Expected Ratings (Mdy's/S&P)
A	$338,750,600	97.00%	Floater (d)(e)(g)	2.83	0/88	4/25/2010	12/25/2032	Aaa/AAA
M-1	$6,460,700	1.85%	Floater (d)(e)(g)	4.89	36/52	4/25/2010	12/25/2032	Aa2/AA
M-2	$4,016,170	1.15%	Floater (d)(e)(g)	4.89	36/52	4/25/2010	12/25/2032	A2/A
Initial O/C	$0	0.00%	(f)					
Total	**$349,227,470**	100.00%						

Notes:
(a) The principal balance of each Class of Certificates is subject to a 10% variance.
(b) Prepayment Pricing Speed Assumption: 25% CPR
(c) The Certificates will be priced to the 10% cleanup call.
(d) The Certificate Pass Through Rate for the Class A, Class M-1, and Class M-2 Certificates will be the lesser of (i) a floating rate based on One-Month LIBOR plus x.xxx%, y.yyy%, and z.zzz% respectively, (ii) 11.00% and (iii) the Net Rate Cap (equal to the weighted average Net Rate of the mortgage loans).
(e) The initial margins are subject to a 50% increase on , and after, the Distribution Date after the first possible optional termination date.
(f) Excess spread, which will initially be equal to approximately [414] bps per annum (before losses), is expected to be available to cover losses and to build the Initial Over-collateralization to a target of 0.50%.
(g) The holders of the Certificates will be entitled to the benefit of a Yield Maintenance Agreement (as described more fully herein) purchased with respect to the 5/1 Mortgage loans. If on a distribution date the amount of interest payable to the Certificates is limited by the Net Rate Cap, the trustee will withdraw from the Yield Maintenance Account an amount equal to the lesser of (a) the excess of the applicable Pass-Through Rate over the rate as so limited by the applicable Net Rate Cap and (b) the amount received under the Yield Maintenance Agreement. The Yield Maintenance Account, Cap Rates, Strike Prices and Counterparty are all further described herein.

THE COLLATERAL

- Conventional, one- to four-family, adjustable-rate mortgage loans secured by first liens on residential properties.
- The mortgage pool will consist of approximately $349 million of loans primarily with non-conforming balances.
- The collateral information presented herein is as of November 1, 2002.

THE STRUCTURE

The transaction will employ a senior/subordinate overcollateralization structure.

Class A Certificates (the " Certificates")

The Class A Certificates will be issued as floating-rate senior securities.

Class M-1 Certificates

The Class M-1 Certificates will be issued as floating-rate mezzanine securities. The Class M-1 Certificates will be subordinate to the Class A Certificates, and senior to the Class M-2 Certificates.

Class M-2 Certificates

The Class M-2 Certificates will be issued as floating-rate subordinate securities. The Class M-2 Certificates will be subordinate to the Class A Certificates and the Class M-1 Certificates.

Summary of Terms

Depositor: Structured Asset Mortgage Investments Inc..

Master Servicer: Wells Fargo Bank Minnesota, National Association

Servicers/Originators: The Mortgage Loans are serviced by the following three underlying servicers (the "Underlying Servicers"): Alliance Mortgage Corporation (approximately 65.3%), Firstar (approximately 19.2%) and EMC Mortgage Corporation (approximately 15.5%). The Mortgage Loans serviced by Alliance Mortgage Company were originated by Ivy Mortgage (approximately 64.0%), HomeBanc Mortgage Corporation (approximately 1.2%) and SouthStar Funding, LLC (approximately 0.1%). All of the Mortgage Loans serviced by Firstar also were originated by Firstar.

Sole Manager: Bear, Stearns & Co. Inc.

Trustee: Bank One, National Association

Optional Termination: 10% cleanup call

Cut-off Date: December 1, 2002

Closing Date: On or about December 30, 2002

Distribution Date: 25th day of each month (or the next business day), commencing in January, 2003.

Prepayment Period: With respect to any distribution date, the calendar month immediately preceding the month in which such distribution date occurs.

Pass-Through Rates: The pass-through rate for the Certificates will be equal to One-Month LIBOR plus the related margin (the "Formula Rate"), subject to the Net Wac Cap Rate adjusted in the case of the Net WAC Cap Rate, to an effective rate reflecting the accrual of interest calculated on the basis of a 360 day year and the actual number of days elapsed during the related Accrual Period (Actual/360) and subject to a maximum rate of 11.00%.

Interest Payments: On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "accrual period" for the Certificates will be the period commencing on the immediately preceding Distribution Date (or in the case of the first such accrual period, commencing on the closing date) and ending on the day immediately preceding such Distribution Date based on the actual number of days elapsed and a 360-day year.

Principal Payments: The Class A Certificates will receive all payments of principal until the Stepdown Date. The Class M-1 and Class M-2 Certificates will not receive any principal payments until after the Stepdown Date or during a Trigger Event, unless the principal balance of the Class A Certificates is equal to zero.

After the Stepdown Date, so long as a Trigger Event is not in effect, principal will be paid to the Class A, Class M-1 and Class M-2 Certificates as described under "Priority of Payments" below.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such mortgage loan on or before such date, and as further reduced to the extent that any Realized Loss thereon has been allocated to one or more classes of certificates on or before the date of determination.

Certificate Principal Balance: With respect to any offered certificate as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of any Class M-1 or Class M-2 Certificates, any reductions in the Certificate Principal Balance thereof deemed to have occurred in connection with allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any distribution date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any distribution date, the excess of (i) the Principal Remittance Amount for such distribution date over (ii) the Overcollateralization Release Amount, if any, for such distribution date.

Extra Principal Distribution Amount: With respect to any distribution date, the lesser of (x) the Net Monthly Excess Cashflow for such distribution date and (y) the Overcollateralization Deficiency Amount for such distribution date.

Principal Remittance Amount: With respect to any distribution date, the sum of:

1) the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2) the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement during the preceding calendar month; and
3) the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Monthly Interest Distributable Amount: For any distribution date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance or Notional Amount of such Class immediately prior to such distribution date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Master Servicer and any interest shortfalls resulting from the application of the Relief Act.

Unpaid Interest Shortfall Amount: For each of the offered certificates and the first distribution date, zero, and (ii) with respect to each class of offered certificates and any distribution date after the first distribution date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding distribution date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such class for such preceding distribution date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding distribution date, plus interest on the amount of interest due but not paid on the certificates of such class on such preceding distribution date, to the extent permitted by law, at the pass-through rate for such class for the related Accrual Period.

Available Distribution Amount: For any distribution date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that distribution date. The Available Distribution Amount will generally be equal to the sum of (1) the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Prepayment Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees.

Net Monthly Excess Cashflow: For any distribution date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such distribution date over (y) the sum for such distribution date of (A) the Monthly Interest Distributable Amounts for the offered certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates and (C) the Principal Remittance Amount.

P&I Advances: The Servicers will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent scheduled monthly payments of principal and interest on the mortgage loans to the extent that the Servicers reasonably believe that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the Servicers' advancing obligations.

Priority of Payments:

1) **Interest Distributions**
   1) To the holders of the Class A Certificates, the related Monthly Interest Distributable Amount for such class for such distribution date;
   2) From the remaining Interest Remittance Amount, to the holders of the Class A Certificates, the related Unpaid Interest Shortfall for each such class for such distribution date;
   3) To the holders of the Class M-1 Certificates, the Monthly Interest Distributable Amount for such class;
   4) To the holders of the Class M-2 Certificates, the Monthly Interest Distributable Amount for such class;

Principal Distributions

Prior to the Stepdown Date or on which a Trigger Event is in effect

1) To the holders of the Class A Certificates until the Certificate Principal Balances thereof is reduced to zero;
2) To the holders of the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

On or after the Stepdown Date on which a Trigger Event is not in effect

1) From the Class A Principal Distribution Amount, to the holders of the Class A Certificates until the Certificate Principal Balances thereof has been reduced to zero;
2) To the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero;
3) To the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount until the Certificate Principal Balance thereof has been reduced to zero.

Net Monthly Excess Cashflow

1) To the holders of the class of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
3) To the holders of the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-1 Certificates;
4) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount for such certificates;
5) To the holders of the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount for the Class M-2 Certificates; and
6) To the holders of the Class R Certificates, as provided in the pooling and servicing

agreement.

Class A Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such distribution date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 6.00% and (B) the Current Specified Overcollateralization Percentage.

Class M-1 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such distribution date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date) and (2) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 2.30% and (B) the Current Specified Overcollateralization Percentage.

Class M-2 Principal Distribution Amount: For any applicable distribution date, an amount equal to the excess (if any) of (x) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such distribution date over (y) the positive difference between (a) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount for such distribution date), (2) the Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such distribution date), and (3) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Current Specified Overcollateralization Percentage.

Current Specified Overcollateralization Percentage: For any distribution date, a percentage equal to (a) the Overcollateralization Target Amount divided by (b) the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after giving effect to scheduled payments of principal due during the relatec due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period.)

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses: Any Realized Losses on the mortgage loans will be allocated on any distribution date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class M-2 Certificates, and fourth, to the Class M-1 Certificates. The pooling and servicing agreement does not permit the allocation of Realized Losses to the Class A Certificates.

Once Realized Losses have been allocated to the Class M-2 or Class M-1 Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class M-1 or Class M-2 Certificates and any distribution date, an amount equal to the sum of any Realized Loss allocated to that class of Certificates on that distribution date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous distribution date.

Stepdown Date: The earlier to occur of (i) the distribution date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the distribution date occurring in January 2006 and (y) the first distribution date for which the aggregate Certificate Principal Balance of the Class M-1 and Class M-2 Certificates divided by the aggregate Stated Principal Balance of the mortgage loans as of the last day of the related due period (after reduction for Realized Losses incurred during the related Prepayment Period) is greater than or equal to 6.00%.

Trigger Event: A 'Trigger Event,' with respect to each Distribution Date after the Stepdown Date, exists if 60+ delinquencies exceed 50% of the aggregate amount of the Class M-1 and Class M-2 Certificates plus the Overcollateralization Amount.

Credit Enhancement:

- Subordination: Initially, 3.00% for the Class A Certificates; 1.15% for the Class M-1 Certificates and 0.00% for the Class M-2 Certificates.
- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread, which will initially be equal to approximately [414] bps per annum (before losses), is expected to be available to cover losses and to build OC commencing on the February 2003 Distribution Date (i.e., one-month spread holiday).

Overcollateralization Deficiency Amount: For any distribution date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such distribution date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such distribution date).

Overcollateralization Release Amount: For any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralization Target Amount: For any distribution date, approximately $1,745,000.

Overcollateralized Amount: For any distribution date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) exceeds (ii) the aggregate Certificate Principal Balance of the offered certificates as of such distribution date (after giving effect to distributions to be made on such distribution date).

Optional Call: At its option, SAMI, or its designee, may purchase all of the mortgage loans, together with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the mortgage loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 10% of the aggregate principal balance of the mortgage loans as of the Cut-off Date.

Registration: The Certificates will be available in book-entry form through DTC.

Yield Maintenance Agreement: The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to a yield maintenance agreement purchased with respect to the 5/1 Mortgage Loans, which is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rate on the Certificates and the Net WAC Cap Rate (the "Yield Maintenance Agreement").

On each Distribution Date starting in January 2003 through September 2007, payments under the Yield Maintenance Agreement will be made on an amount equal to the lesser of (a) the aggregate Principal Balance of the 5/1 Mortgage Loans as of such Distribution Date and (b) the notional amount schedule based on an amortization schedule applying 18% CPR (assuming no losses or delinquencies). It is anticipated that the Yield Maintenance will include the following terms:

Notional Balance	Strike Rate	Months

5/1 Hybrid Loans @ 18% CPR	[5.50]%	1-57

See Available Funds Cap schedule below.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1.00 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The Offered Certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A Certificates and Class M-1 Certificates will be 'mortgage related securities' for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Available Funds Cap Schedule: Below is a schedule of the Available Funds Cap based on the following assumptions: 25% CPR to Maturity, All indices are 20% and there is a Hard Cap of 11.00%.

Distribution Date	Available Funds Cap %
12/25/02	0.000
01/25/03	1.830
02/25/03	11.000
03/25/03	11.000
04/25/03	11.000
05/25/03	11.000
06/25/03	11.000
07/25/03	11.000
08/25/03	11.000
09/25/03	11.000
10/25/03	11.000
11/25/03	11.000
12/25/03	11.000
01/25/04	11.000
02/25/04	11.000
03/25/04	11.000
04/25/04	11.000
05/25/04	11.000
06/25/04	11.000
07/25/04	11.000

08/25/04	11.000
09/25/04	11.000
10/25/04	11.000
11/25/04	11.000
12/25/04	11.000
01/25/05	11.000
02/25/05	11.000
03/25/05	11.000
04/25/05	11.000
05/25/05	11.000
06/25/05	11.000
07/25/05	11.000
08/25/05	11.000
09/25/05	11.000
10/25/05	11.000
11/25/05	11.000
12/25/05	11.000
01/25/06	11.000
02/25/06	11.000
03/25/06	11.000
04/25/06	11.000
05/25/06	11.000
06/25/06	11.000

Distribution Date	Available Funds Cap %
07/25/06	11.000
08/25/06	11.000
09/25/06	11.000
10/25/06	11.000
11/25/06	11.000
12/25/06	11.000
01/25/07	11.000
02/25/07	11.000
03/25/07	11.000
04/25/07	11.000
05/25/07	11.000
06/25/07	11.000
07/25/07	11.000
08/25/07	11.000
09/25/07	11.000
10/25/07	11.000
11/25/07	10.880
12/25/07	11.000
01/25/08	10.950

02/25/08	10.960
03/25/08	11.000
04/25/08	10.980
05/25/08	11.000
06/25/08	10.990
07/25/08	11.000
08/25/08	11.000
09/25/08	11.000
10/25/08	11.000
11/25/08	11.000
12/25/08	11.000
01/25/09	11.000
02/25/09	11.000
03/25/09	11.000
04/25/09	11.000
05/25/09	11.000
06/25/09	11.000
07/25/09	11.000
08/25/09	11.000
09/25/09	11.000
10/25/09	11.000
11/25/09	11.000
12/25/09	11.000
01/25/10	11.000

Distribution Date	Available Funds Cap %
02/25/10	11.000
03/25/10	11.000
04/25/10	11.000
05/25/10	11.000
06/25/10	11.000
07/25/10	11.000
08/25/10	11.000
09/25/10	11.000
10/25/10	11.000
11/25/10	11.000
12/25/10	11.000
01/25/11	11.000
02/25/11	11.000
03/25/11	11.000
04/25/11	11.000
05/25/11	11.000

06/25/11	11.000
07/25/11	11.000
08/25/11	11.000
09/25/11	11.000
10/25/11	11.000
11/25/11	11.000
12/25/11	11.000
01/25/12	11.000
02/25/12	11.000
03/25/12	11.000
04/25/12	11.000
05/25/12	11.000
06/25/12	11.000
07/25/12	11.000
08/25/12	11.000
09/25/12	11.000
10/25/12	11.000
11/25/12	11.000
12/25/12	11.000
01/25/13	11.000
02/25/13	11.000
03/25/13	11.000
04/25/13	11.000
05/25/13	11.000
06/25/13	11.000
07/25/13	11.000
08/25/13	11.000

Distribution Date	Available Funds Cap %
09/25/13	11.000
10/25/13	11.000
11/25/13	11.000
12/25/13	11.000
01/25/14	11.000
02/25/14	11.000
03/25/14	11.000

Balta 2002-2 Marketing Piece

BALTA 2002-02 Total															
INDXGRP PROD TYPE	**Count**	**GWAC**	**NWAC**	**Min GWAC**	**Max GWAC**	**Gr. Margin**	**Init Rate**	**Periodic Rate**	**Max Rate**	**Orig Term**	**Age**	**Rem Term**	**LTV**	**FICO**	**Mo. Roll**
CMT	**813**	**6.229**	**5.817**	**4.250**	**9.125**	**3.068**	**3.776**	**1.984**	**11.723**	**357**	**5**	**352**	**73.04**	**699.27**	**45.59**
1 Yr CMT	54	5.955	5.574	4.250	7.750	2.700	2.716	1.844	12.479	341	17	324	74.07	661.55	6.69
10/1 CMT	2	6.684	6.309	6.625	6.750	2.750	2.000	2.000	12.684	360	9	351	66.53	683.18	111.05
2/1 CMT	53	6.066	5.653	5.000	7.875	3.203	2.269	2.000	11.977	360	5	355	76.79	719.23	19.14
3 Yr CMT	4	6.860	6.485	5.250	8.500	2.628	2.000	2.000	12.817	340	90	250	66.99	572.74	23.75
3/1 CMT	189	6.164	5.744	4.625	8.000	3.110	2.481	1.994	12.154	358	5	353	72.79	704.64	30.76
5/1 CMT	503	6.293	5.880	4.875	9.125	3.075	4.479	1.990	11.488	358	4	354	72.90	697.83	55.55
7/1 CMT	8	5.819	5.487	5.500	6.750	2.750	5.000	2.000	10.819	360	2	358	64.71	732.10	82.01
LIBOR	**295**	**6.859**	**6.421**	**4.250**	**11.825**	**3.382**	**3.375**	**1.111**	**12.341**	**360**	**4**	**353**	**78.10**	**695.00**	**31.00**
1M LIBOR	29	5.372	4.941	4.250	6.250	2.375	1.000	1.000	11.447	360	3	357	80.39	730.67	1.00
2/6 LIBOR	107	7.448	7.022	5.500	9.000	4.310	2.971	1.018	12.621	360	3	357	79.91	679.11	21.01
3/6 LIBOR	28	7.370	6.918	5.875	11.825	3.504	3.190	1.059	12.195	360	6	328	77.51	688.49	30.15
5/6 LIBOR	95	6.976	6.534	5.500	8.990	3.064	5.413	1.313	12.553	360	5	355	75.12	705.33	55.35
6M LIBOR	34	5.621	5.175	4.250	8.625	2.488	1.000	1.000	11.642	357	4	354	81.49	690.77	3.42
7/6 LIBOR	2	6.603	6.103	6.250	7.125	2.851	0.000	0.000	13.000	360	3	357	70.70	658.29	80.60
TOTAL	**1,108**	**6.371**	**5.954**	**4.250**	**11.825**	**3.139**	**3.689**	**1.786**	**11.863**	**358**	**5**	**352**	**74.18**	**698.30**	**42.28**

Current Balance	
CURRENT BALANCE	**Total Group**
- 50,000	0.37
50,001 - 100,000	2.46
100,001 - 150,000	5.50
150,001 - 200,000	6.69
200,001 - 250,000	6.26
250,001 - 300,000	6.65
300,001 - 350,000	12.11
350,001 - 400,000	12.46
400,001 - 450,000	10.21
450,001 - 500,000	10.66
500,001 - 550,000	3.25
550,001 - 600,000	3.94
600,001 - 650,000	5.43
650,001 - 700,000	1.62
700,001 - 750,000	2.80
750,001 - 800,000	1.14
800,001 - 850,000	0.48
850,001 - 900,000	1.30
900,001 - 950,000	0.55
950,001 - 1,000,000	2.61
1,000,001 +	3.51
TOTAL	**100.00**

Balta 2002-2 Marketing Piece

Loan to Value

LOAN TO VALUE	Total
0.01 - 50.00	7.52
50.01 - 55.00	2.90
55.01 - 60.00	4.34
60.01 - 65.00	5.53
65.01 - 70.00	9.00
70.01 - 75.00	12.59
75.01 - 80.00	40.64
80.01 - 85.00	1.93
85.01 - 90.00	9.67
90.01 +	5.89
TOTAL	**100.00**

Gross Rate

CURRENT GROSS COUPON	Total
- 5.9999	32.63
6.0000 - 6.2499	10.86
6.2500 - 6.4999	11.43
6.5000 - 6.7499	14.54
6.7500 - 6.9999	10.32
7.0000 - 7.2499	3.99
7.2500 - 7.4999	5.21
7.5000 - 7.7499	4.14
7.7500 - 7.9999	2.68
8.0000 - 8.2499	1.20
8.2500 - 8.4999	0.89
8.5000 - 8.7499	0.83
8.7500 - 8.9999	0.98
9.0000 - 9.2499	0.25
10.5000 +	0.04
TOTAL	**100.00**

Credit Score

FICO SCORE	Total
- 0	1.02
481 - 500	0.13
501 - 520	0.04
521 - 540	0.21
541 - 560	0.38
561 - 580	1.13
581 - 600	1.28
601 - 620	2.70
621 - 640	5.77
641 - 660	9.25

Credit Score

FICO SCORE	Total
661 - 680	10.88
681 - 700	13.17
701 - 720	11.50
721 - 740	11.40
741 - 760	13.19
761 - 780	11.86
781 - 800	5.58
801 +	0.51
TOTAL	100.00

Original Term

STATED ORIGINAL TERM	Total
121 - 180	0.81
181 - 240	0.05
241 - 359	2.72
360 - 360	96.42
TOTAL	100.00

Gross Margin

GROSS COUPON MARGIN	Total
0.000 - 2.749	12.83
2.750 - 2.999	39.58
3.000 - 3.249	12.75
3.250 - 3.499	6.96
3.500 - 3.749	5.48
3.750 - 3.999	13.92
4.000 - 4.249	0.39
4.250 - 4.499	0.62
4.500 - 4.749	0.93
4.750 - 4.999	1.05
5.000 - 5.249	4.72
5.250 - 5.499	0.03
5.500 - 5.749	0.12
5.750 - 5.999	0.04
6.000 +	0.57
TOTAL	100.00

Maximum Rate

ARM MAX RATE	Total
0.000 - 10.999	20.81
11.000 - 11.249	7.69
11.250 - 11.499	6.13
11.500 - 11.749	8.68

Balta 2002-2 Marketing Piece

Maximum Rate

ARM MAX RATE	Total
11.750 - 11.999	8.89
12.000 - 12.249	6.97
12.250 - 12.499	9.95
12.500 - 12.749	11.71
12.750 - 12.999	7.48
13.000 - 13.249	4.36
13.250 - 13.499	3.04
13.500 - 13.749	1.44
13.750 - 13.999	1.44
14.000 - 14.249	0.73
14.250 - 14.499	0.16
14.500 - 14.749	0.20
14.750 - 14.999	0.08
15.000 +	0.22
TOTAL	**100.00**

State

STATE	Total
AL	0.08
AR	0.08
AZ	1.64
CA	21.33
CO	3.17
CT	1.48
DE	0.06
FL	3.94
GA	3.38
IA	0.11
IL	10.00
IN	2.25
KS	0.24
KY	0.22
MA	14.99
MD	0.79
ME	0.23
MI	3.13
MN	2.74
MO	2.23
MS	0.02
MT	0.03
NC	0.16
NE	0.28
NH	1.31
NJ	9.70

Balta 2002-2 Marketing Piece

State

STATE	Total
NV	0.38
NY	2.25
OH	2.38
OR	1.17
PA	1.55
RI	0.05
SC	0.05
SD	0.17
TN	0.03
TX	0.41
UT	0.26
VA	2.02
VT	0.23
WA	3.36
WI	2.07
TOTAL	**100.00**

Net Rate

CURRENT NET COUPON	Total
- 4.999	6.83
5.000 - 5.249	10.88
5.250 - 5.499	10.87
5.500 - 5.749	11.69
5.750 - 5.999	11.49
6.000 - 6.249	12.93
6.250 - 6.499	12.54
6.500 - 6.749	5.92
6.750 - 6.999	5.00
7.000 - 7.249	4.37
7.250 - 7.499	2.92
7.500 - 7.749	1.47
7.750 - 7.999	0.64
8.000 - 8.249	1.13
8.250 - 8.499	0.99
8.500 - 8.749	0.27
11.000 +	0.04
TOTAL	**100.00**

Remaining Term

REMAINING TERM	Total
- 60	0.04
61 - 120	0.01
121 - 180	0.83

Balta 2002-2 Marketing Piece

Remaining Term

REMAINING TERM	Total
181 - 240	0.12
241 - 359	88.64
360 - 360	10.34
TOTAL	**100.00**

Purpose

LOAN PURP	Total
CASH OUT REFINANCE	26.36
PURCHASE	48.16
RATE/TERM REFINANCE	25.48
TOTAL	**100.00**

Occupancy

OCCTYPE	Total
INVESTOR	7.36
OWNER OCCUPIED	88.28
SECOND HOME	4.35
TOTAL	**100.00**

Property Type

PROPTYPE	Total
2-4 FAMILY	5.05
CONDO	10.06
DETACHED PUD	0.72
OTHER	0.47
PUD	14.49
SINGLE FAMILY	68.04
TOWNHOUSE	1.17
TOTAL	**100.00**

Minimum Rate

GROSS COUPON MARGIN	Total
- 0.999	0.16
1.750 - 1.999	0.06
2.000 - 2.249	0.68
2.250 - 2.499	10.81
2.500 - 2.749	1.12
2.750 - 2.999	39.58
3.000 - 3.249	12.75
3.250 - 3.499	6.96
3.500 - 3.749	5.48
3.750 - 3.999	13.92

Balta 2002-2 Marketing Piece

Minimum Rate

GROSS COUPON MARGIN	Total
4.000 - 4.249	0.39
4.250 - 4.499	0.62
4.500 - 4.749	0.93
4.750 - 4.999	1.05
5.000 - 5.249	4.72
5.250 - 5.499	0.03
5.500 - 5.749	0.12
5.750 - 5.999	0.04
6.000 - 6.249	0.09
6.250 - 6.499	0.06
6.500 - 6.749	0.15
6.750 - 6.999	0.05
7.000 - 7.249	0.07
7.250 - 7.499	0.10
7.500 - 7.749	0.03
TOTAL	**100.00**

Months to Roll

MO ROLL	Total
0 - 11	8.13
12 - 23	10.74
24 - 35	20.32
36 - 47	5.92
48 - 59	48.68
60 - 71	4.72
72 - 83	1.03
84 - 95	0.15
108 - 119	0.31
TOTAL	**100.00**

Delinquencies

POOL4	Pct of overall CURRENT BALANCE
30 Days	1.07
Current	98.93
TOTAL	**100.00**